FORM 11-K


SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549




(Check one)

   [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1993

                               OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from             to


Commission File Number 1-7603


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Hannaford Bros. Co. Savings and Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Hannaford Bros. Co.
                              145 Pleasant Hill Road
                              Scarborough, ME  04074

Form 11-K           Hannaford Bros. Co. 1-7603            December 31, 1993



         HANNFORD BROS. CO. SAVINGS AND INVESTMENT PLAN






         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES for the years ended December 31, 1993, 1992, and 1991 are being filed in paper under cover of Form SE, dated June 29, 1994, pursuant to Rule 311(c) of Regulation S-T.

Form 11-K       Hannaford Bros. Co. 1-7603            December 31,



                           SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     HANNAFORD BROS. CO.
                                     SAVINGS AND INVESTMENT PLAN




June 29, 1994                          s/Norman E. Brackett
                                     Norman E. Brackett
                                     Trustee